

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 13, 2021

Vafa Jamali
President and Chief Executive Officer
ZB SpinCo Holdings, Inc.
10225 Westmoor Drive
Westminster, CO 80021

>   **Re: ZB SpinCo Holdings, Inc.**
>   **Draft Registration Statement on Form 10**
>   **Submitted August 9, 2021**
>   **CIK No. 0001876588**

Dear Mr. Jamali:

We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement on Form 10 submitted August 9, 2021

Exhibit 99.1 Information Statement
Market, Industry and Other Data, page i

1.   Please amend your disclosure to clarify that you are liable for the market and industry data you included in your registration statement.

Information Statement Summary
Business Overview, page 10

2.   Please revise your summary to provide a more balanced discussion of your company and products. Balance the discussion of your market leadership and your strengths on page 10 with an equally prominent discussion of your weaknesses, including your plan to incur

indebtedness prior to or at the time of the distribution.

Risk Factors

If we fail to comply with healthcare fraud and abuse laws and regulations, we could face substantial penalties, page 32

3.   Please expand your risk factor here to discuss briefly the FCPA matter and its consequences, including expenses related to the independent compliance monitoring.

We are increasingly dependent on sophisticated information technology, page 34

4.   We note that you "have experienced instances of successful phishing attacks" and "are also subject to other cyber-attacks." To the extent you have been materially impacted by a cybersecurity breach, please include a description of the incident, costs, and other consequences. For additional guidance, please refer to CF Disclosure Guidance Topic No. 2 on Cybersecurity.

If the distribution, together with certain related transactions, does not qualify as a transaction that is generally tax-free , page 39

5.   Please revise to clarify that the conditions that you obtain a private letter ruling from the IRS and opinion(s) from tax advisors are waivable conditions.

Until the separation and distribution occur, the Zimmer Biomet board of directors has sole and absolute discretion to change the terms, page 40

6.   We note your disclosure on page 56 that "Zimmer Biomet will have sole and absolute discretion to waive any of the conditions to the distribution." Please consider expanding your risk factor disclosure here to discuss potential consequences if certain conditions to the distribution are waived.

Sales and Distribution, page 80

7.   Please supplement your disclosure to include the approximate headcount of the number of independent sales agents and exclusive distributors in your network, as referenced on page 27.

Intellectual Property, page 81

8.   To the extent that you consider any of your patents, or series of related patents, material to your business, please disclose the specific products, product groups and technologies to which such patents relate, whether they are owned or licensed, the type of patent protection you have, the expiration dates, the applicable jurisdictions and whether there are any contested proceedings or third-party claims.

Properties, page 84

9. Please expand your disclosure to include the locations of your five manufacturing sites, whether you own or lease these properties and to describe the general character of these facilities. Refer to Item 102 of Regulation S-K.

Management's Discussion and Analysis of Financial Condition and Results of Operations
Non-GAAP Operating Performance Measures, page 96

10. Please address the following regarding your Non-GAAP adjustments and related disclosures:
    - Please clarify the nature of the costs included in your adjustment for "Costs that are not essential to ongoing operations" and provide an analysis for each component of this adjustment as to whether or not this adjustment complies with Item 10(e) of Regulation S-K. Specifically address Non-GAAP Financial Measures Compliance and Disclosure Interpretations, Question 100.01 in detail for those components in your response.
    - As part of your response, clearly discuss the extent to which you would have been able to continue selling certain products in Europe without incurring the costs of compliance with the European Union Medical Device Regulations. Provide a similar discussion addressing how the Deferred Prosecution Agreement referred to here relates to your revenue generating activities.

Description of our Capital Stock
Exclusive Forum, page 134

11. We note that your forum selection provision identifies a state or federal court located within the State of Delaware as the exclusive forum for certain litigation, including any "derivative action." Please disclose here as well as in your risk factor on page 34 whether this provision applies to actions arising under the Exchange Act. If this provision does not apply to actions arising under the Exchange Act, please also ensure that the exclusive forum provision in the governing documents states this clearly, or tell us how you will inform investors in future filings that the provision does not apply to any actions arising under the Securities Act or Exchange Act.

Combined Financial Statements of the Spine and Dental Businesses of Zimmer Biomet Holdings, Inc.
Note 16. Segment Data, page F-27

12. You disclose here that your CODM evaluates performance based upon segment operating profit exclusive of related party transactions, expenses incurred by you related to your Parent's products and operating expenses pertaining to share-based compensation, intangible asset amortization, goodwill impairment, integration expenses, restructuring expenses and "other various charges that are not considered essential to the ongoing operations of spine and dental" businesses. However, we note that a number of these expenses including but not limited to share-based compensation and intangible asset

amortization appear essential to certain of your revenue streams. Further, tell us and revise to clarify whether you are backing out the expenses related to European Union Medical Device Regulations and Deferred Prosecution Agreement referred to in footnote (3) on page 96. Revise your segment disclosure here to acknowledge that certain of these expenses appear essential to the generation of revenue streams reflected in your segment measure and not to imply that all such expenses are not essential to your ongoing operations.

You may contact Christine Torney at 202-551-3652 or Kevin Vaughn at 202-551-3494 if you have questions regarding comments on the financial statements and related matters. Please contact Jessica Ansart at 202-551-4511 or Suzanne Hayes at 202-551-3675 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Mort Pierce